EXHIBIT 12.8

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$27,553	$84,182	$92,938	$88,170	$65,388
Interest and other charges, before reduction for amounts capitalized
and deferred	39,900	45,278	54,840	59,424	54,605
Provision for income taxes	16,613	56,539	64,015	57,647	45,694
Interest element of rentals charged to income (a)	3,225	3,247	3,214	3,319	3,141

Earnings as defined	$87,291	$189,246	$215,007	$208,560	$168,828

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$39,900	$45,278	$54,840	$59,424	$54,605
Interest element of rentals charged to income (a)	3,225	3,247	3,214	3,319	3,141

Fixed charges as defined	$43,125	$48,525	$58,054	$62,743	$57,746

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.02	3.90	3.70	3.32	2.92

(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.